                              August 25, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:  Max A. Webb

Re:          AEP Texas Central Transition Funding II LLC (“TCC Funding II”)
Form 10-K for the fiscal year ended December 31, 2008
File No. 333-136787-01

Dear Mr. Webb:

We thank you for your letter of comments dated August 5, 2009 that relate to the Form 10-K referenced above.  This letter responds to your comment letter.

Form 10-K

Item 1122 of Regulation AB – Compliance with Applicable Servicing Criteria

COMMENT:
1.
We note that the assessment report prepared by the Bank of New York Mellon and the related attestation report identify material instances of noncompliance during the year ended December 31, 2008.  Please discuss the material instances of noncompliance in the body of Form 10-K.

RESPONSE:

The attestation report filed by The Bank of New York Mellon is a global attestation report for all transactions for which The Bank of New York Mellon provides trustee, securities, administration or paying agent services.  It is based on an industry-accepted sampling of transactions included in their servicing platform in accordance with the standards of the PCAOB.  We have been advised by The Bank of New York Mellon that the instances of non-compliance mentioned in their report do not apply to our transaction.  We have received no notices of non-compliance from The Bank of New York Mellon for Transition Funding II.

COMMENT:
2.
We note that the auditor attestation report prepared by KPMG LLP does not express an opinion on the last two paragraphs of Schedule A to management’s Assertion of Compliance with Applicable Servicing Criteria prepared by the Bank of New York Mellon.  Please tell us why KPMG LLP does not express an opinion on the management’s assertion that “[t]he segregated account for each specified series of securities was in existence prior to the time the deposits were to be made into such account but such account was not utilized in all instances by the Trustee as stated above.  However, payments related to each specified series of securities were timely remitted to the investors of each series.”

RESPONSE:

We have been advised by The Bank of New York Mellon that KPMG performs an examination only of management’s assertion of compliance with the Item 1122 criteria, and that The Bank of New York Mellon decided to provide additional language in its assertion of compliance and an explanation of management to give additional information to the reader to better understand the nature of the non-compliance noted.  KPMG does not, however, perform any procedures to validate management’s explanation and therefore does not express an opinion on those paragraphs.  The Bank of New York Mellon has advised us that the fact that no opinion is expressed on those paragraphs does not in any way impact the reporting of the non-compliance in the report.  Additionally, as noted above in our response to Comment 1, the Bank of New York Mellon has further advised us that the instances of non-compliance in their attestation letter do not relate to our transaction; therefore the disclaimers are not relevant to our filings.

S-3 Registration Statement and Related Filings

COMMENT:

3.	Please amend the S-3 Registration Statement filed on August 21, 2006 and any related filings to include AEP Texas Central Transition Funding II LLC as a co-registrant.

RESPONSE:

We filed a registration statement with AEP Texas Central Company (“Sponsor”) and Transition Funding II as co-registrants, but withdrew the registration statement at the SEC Staff’s request.  Specifically, on June 27, 2006, a Registration Statement on Form S-3 (File No. 333-135370) (“Original Registration Statement”) was filed with Transition Funding II as the registrant.  Comment 10 to the Commission’s letter of comments dated July 24, 2006 stated that “[w]e note that AEP Texas Central Transition Funding II LLC, which appears to be the issuing entity, is named as the registrant.  Please note that the registrant should be either the depositor or, where there is not an intermediate transfer of assets from the sponsor to the issuing entity, the sponsor”.  In a letter dated August 2, 2006, Transition Funding II responded that AEP Texas Central Company (“Sponsor”) would be added as a co-registrant and, on August 3, 2006, Pre-Effective Amendment No. 1 to the Original Registration Statement was filed wherein Transition Funding II and the Sponsor were co-registrants.

Subsequently, Comment 1 to the Commission’s letter of comments dated August 15, 2006 stated that “[w]e note your response to prior comment 10 but are not persuaded by your argument. Please note that the registrant should be either the depositor or, where there is not an intermediate transfer of assets from the sponsor to the issuing entity, the sponsor. Revise accordingly or advise”.  In a letter dated August 21, 2006, Transition Funding II responded that the Sponsor, in its capacity as the sponsor, would file a substitute registration statement as the registrant.  On August 21, 2006 (i) Transition Funding II and the Sponsor filed an application to withdraw the Original Registration Statement and (ii) Registration Statement on Form S-3 in File No. 333-136787-01 was filed with the Sponsor as the sole registrant.  In light of the above history, we believe that the Registration Statement should not be amended to add Transition Funding II as a co-registrant.

***
Transition Funding II and the Sponsor acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) they Funding II may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact me at 614-716-2800 or our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085 if you have any questions or further comments.

Sincerely,

AEP Texas Central Transition Funding II

By:           /s/ Charles E. Zebula
Charles E. Zebula
Manager

AEP Texas Central Company

By:           /s/ Charles E. Zebula
Charles E. Zebula
Treasurer

cc:       Kevin J. Hochberg